EXHIBIT 99.1

Scorpio Bulkers Inc. Announces Financial Results for the Third Quarter of 2020 and Declares a Quarterly Cash Dividend
MONACO - October 27, 2020 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers” or the “Company”), today reported its results for the three months ended September 30, 2020.
The Company also announced that its Board of Directors has declared a quarterly cash dividend of $0.05 per share on the Company’s common shares.
Share and per share results included herein have been retroactively adjusted to reflect the one-for-ten reverse stock split of the Company’s common shares, which took effect on April 7, 2020.
Results for the Three and Nine Months Ended September 30, 2020 and 2019
For the third quarter of 2020, the Company’s GAAP net loss was $36.6 million, or $3.12 per diluted share, including:
•a non-cash loss of approximately $3.7 million and cash dividend income of $0.2 million, or $0.30 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.; and
•a write-down of assets of approximately $19.6 million, or $1.67 per diluted share, related to the classification of the SBI Rock as held for sale and the agreement to sell the SBI Sousta, both of which are Kamsarmax vessels.

For the same period in 2019, the Company’s GAAP net loss was $1.9 million, or $0.28 per diluted share. These results include a non-cash gain of approximately $1.0 million and cash dividend income of $0.5 million, or $0.23 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., a partial reversal of the write-downs of the SBI Puma and SBI Cougar of approximately $0.2 million, or $0.03 per diluted share, and the write-off of deferred financing costs of approximately $0.5 million, or $0.10 per diluted share.
Total vessel revenues for the third quarter of 2020 were $46.7 million, compared to $63.2 million for the same period in 2019. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the third quarter of 2020 was a loss of $13.9 million and EBITDA for the third quarter of 2019 was $26.3 million, respectively (see Non-GAAP Financial Measures below).
For the third quarter of 2020, the Company’s adjusted net loss was $17.0 million, or $1.45 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $19.6 million relating to the classification of one Kamsarmax vessel as held for sale and the agreement to sell another. Adjusted EBITDA for the third quarter of 2020 was $5.7 million (see Non-GAAP Financial Measures below).
For the third quarter of 2019, the Company’s adjusted net loss was $2.1 million, or $0.31 adjusted per diluted share, which excludes the partial reversal of the write-downs of the SBI Puma and SBI Cougar of approximately $0.2 million. Adjusted EBITDA for the third quarter of 2019 was $26.1 million (see Non-GAAP Financial Measures below).
For the first nine months of 2020, the Company’s GAAP net loss was $206.4 million, or $23.34 per diluted share, including:
•a loss of approximately $106.7 million and cash dividend income of $0.9 million, or $12.31 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.;
•a write-down of assets of approximately $36.6 million, or $4.14 per diluted share, related to the classification of the four vessels as held for sale (SBI Taurus, SBI Bolero, SBI Jaguar and SBI Rock) and the agreement to sell the SBI Sousta; and
•a write-off of approximately $0.4 million, or $0.04 per diluted share, of deferred financing costs on the credit facilities related to the SBI Taurus, SBI Bolero and SBI Jaguar.
For the first nine months of 2019, the Company’s GAAP net income was $29.6 million, or $4.25 per diluted share. These results include a non-cash gain of approximately $68.6 million and cash dividend income of $1.6 million, or $10.09 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., a write-down of assets either sold or held for sale and write-off of related deferred financing costs totaling approximately $12.5 million, or $1.79 per diluted share, and the write-off of deferred financing costs of approximately $3.2 million, or $0.45 per diluted share.

Total vessel revenues for the first nine months of 2020 were $113.7 million, compared to $164.3 million for the same period in 2019. EBITDA for the first nine months of 2020 was a loss of $134.6 million and EBITDA for the first nine months of 2019 was $116.8 million (see Non-GAAP Financial Measures below).

For the first nine months of 2020, the Company’s adjusted net loss was $169.4 million, or $19.16 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $36.6 million and the write-off of deferred financing costs on credit facilities related to the three sold vessels of approximately $0.4 million. Adjusted EBITDA for the first nine months of 2020 was a loss of $97.9 million (see Non-GAAP Financial Measures below).

For the first nine months of 2019, the Company’s adjusted net income was $42.1 million, or $6.04 adjusted per diluted share, which excludes the impact of the write-down of assets either sold or held for sale of approximately $12.0 million and the write-off of related deferred financing costs of approximately $0.4 million. Adjusted EBITDA for the first nine months of 2019 was $128.9 million (see Non-GAAP Financial Measures below).
TCE Revenue
TCE Revenue Earned during the Third Quarter of 2020 (see Non-GAAP Financial Measures)

•Our Kamsarmax fleet (which includes both scrubber fitted and non-scrubber fitted vessels) earned an average of $10,142 revenue per day.
•Our Ultramax fleet (which includes both scrubber fitted and non-scrubber fitted vessels) earned an average of $8,930 revenue per day.
Voyages Fixed thus far for the Fourth Quarter of 2020, as of the date hereof
•Kamsarmax fleet (which includes both scrubber fitted and non-scrubber fitted vessels): approximately $12,740 revenue per day on average for 42% of the days
•Ultramax fleet (which includes both scrubber fitted and non-scrubber fitted vessels): approximately $11,226 revenue per day on average for 45% of the days
Cash and Cash Equivalents
As of October 26, 2020, the Company had approximately $105.5 million in cash and cash equivalents.
Recent Significant Events
COVID-19
Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. A significant reduction in manufacturing and other economic activities has and is expected to continue to have a materially adverse impact on the global demand for raw materials, coal and other bulk cargoes that our customers transport on our vessels. This significant decline in the demand for dry bulk tonnage may materially and adversely impact our ability to profitably charter our vessels. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition will depend on future developments, which are highly uncertain and cannot be predicted.
Quarterly Cash Dividend
In the third quarter of 2020, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.05 per share totaling approximately $0.6 million.

On October 27, 2020, the Company’s Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about December 15, 2020, to all shareholders of record as of November 13, 2020. As of October 27, 2020, 12,386,880 shares were outstanding.
Offshore Wind
Our transition continues, and our conviction towards offshore wind is validated constantly. We are witnessing an unprecedented alignment of scientific, political, and commercial forces, leading to accelerated plans around the world to develop wind energy. Shortly we expect to sign the contract for the construction of our first installation vessel, but other steps will follow. We are re-tooling our organization and our mission to deliver the service that our customers will require.
Vessel Sales

The Company entered into agreements to sell the following vessels to unaffiliated third parties (dollars in thousands).

Vessels for which the sales occurred during the third quarter.

Vessel	Vessel Type	Year Built	Sales Price	Credit Facility	Related Debt	Expected Delivery
SBI Rock (1)(2)	Kamsarmax	2016	$18,030	$184.0 Million	$6,015	Delivered October 2020
SBI Sousta	Kamsarmax	2016	$18,435	$184.0 Million	$12,684	Q4 2020
Total Sales Price			$36,465

As a result of the classification of the SBI Rock as held for sale and the agreement to sell the SBI Sousta, the Company wrote-down assets by approximately $19.6 million as of September 30, 2020.

Vessels for which the sales occurred from October 1, 2020 through October 26, 2020.

Vessel	Vessel Type	Year Built	Sales Price	Credit Facility	Related Debt	Expected Delivery
SBI Conga (2)	Kamsarmax	2015	$18,400	$184.0 Million	$12,009	Q4 2020
SBI Phoenix (2)	Ultramax	2017	$17,000	$90.0 Million	$12,313	Q4 2020
SBI Samson (1)(2)	Ultramax	2017	$17,000	$90.0 Million	$12,313	Delivered October 2020
SBI Hera	Ultramax	2016	$18,460	$184.0 Million	$12,759	Q4 2020
SBI Zeus	Ultramax	2016	$18,500	$184.0 Million	$12,759	Q4 2020
SBI Hyperion	Ultramax	2016	$17,500	$90.0 Million	$12,313	Q4 2020
Total Sales Price			$106,860

(1)The sale of the SBI Rock and SBI Samson have been completed as of October 26, 2020.
(2)Related debt has been repaid between October 1, 2020 and October 26, 2020.

As a result of the sales of the SBI Conga, SBI Phoenix, SBI Samson, SBI Hera, SBI Zeus and SBI Hyperion announced in October 2020, the Company expects to recognize asset write-downs of approximately $45.2 million in the fourth quarter of 2020.

The Company also expects to write-off approximately $2.0 million of deferred financing costs when the related debt is repaid in the fourth quarter of 2020.

In addition, the available credit under the Company’s revolving line of credit has been permanently reduced by approximately $6.7 million in aggregate related to the sale of the SBI Rock.

Debt and Liquidity

Amendment of Minimum Liquidity Covenant

The Company has agreed with its lenders and a finance lessor to permanently reduce the level of the minimum liquidity covenant under the relevant debt financings from the greater of: (i) $25.0 million or (ii) $700,000 per owned vessel, to the greater of: (i) $25.0 million or (ii) $500,000 per owned vessel. As a result, on the basis of the current owned or finance leased fleet size of 47 vessels, the minimum liquidity requirement is $25.0 million (a reduction from $32.9 million).

In consideration for the above amendment, the Company has made advance principal repayments of approximately $7.7 million in aggregate in the third quarter of 2020 that would have fallen due in the third quarter of 2021.

Payment Holiday on Certain Future Principal Repayments

The Company has agreed with its lenders to reduce future principal repayments of approximately $29.8 million in aggregate due under six credit facilities in exchange for advance principal repayments of 50% of these future principal repayments (approximately $14.9 million in aggregate) that were made in the third quarter of 2020. The remaining future principal repayments of $14.9 million will be added to the balloon amount due at maturity for the respective credit facilities. As a result of these agreements, the Company will not have to make certain installment payments on these facilities through the end of the second quarter of 2021 totaling $29.8 million. Given the above-mentioned announced vessel sales, the amount of such future benefits is lower as a portion of the debt was prepaid in full related to the vessel sales.

The advance principal payments made during the third quarter of 2020 related to the amendment of the minimum liquidity covenant and payment holidays by credit facility are as follows (dollars in thousands):

	Amendment of Minimum Liquidity Covenant	Payment Holiday on Certain Future Principal Repayments

$85.5 Million Credit Facility	$820	$1,093
$30.0 Million Credit Facility	555	1,111

$60.0 Million Credit Facility	565	565
$184.0 Million Credit Facility	3,479	6,958

$34.0 Million Credit Facility	607	1,214
$90.0 Million Credit Facility	1,650	3,950

Total	$7,676	$14,891

In addition, the Company agreed with a specific finance lessor to defer two quarterly installment payments (i.e. Q1 2021 and Q2 2021) to the subsequent eight quarters (in equal payments). As a result, the Company will not have to make certain quarterly installment payments on this lease financing totaling approximately $4.6 million that would have fallen due during the first half of 2021.

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of September 30, 2020 and October 26, 2020, are as follows (dollars in thousands):

	As of September 30, 2020	As of October 26, 2020
Credit Facility	Amount Outstanding
$85.5 Million Credit Facility	$33,531	$33,531
$30.0 Million Credit Facility	26,166	26,166
$60.0 Million Credit Facility	24,029	24,029
$184.0 Million Credit Facility (1) (2)	66,552	115,661
$34.0 Million Credit Facility	30,786	30,786
$90.0 Million Credit Facility (1)	72,550	47,924
$19.6 Million Lease Financing - SBI Rumba	15,935	15,829
$19.0 Million Lease Financing - SBI Tango	16,412	16,309
$19.0 Million Lease Financing - SBI Echo	16,548	16,453
$20.5 Million Lease Financing - SBI Hermes	18,091	17,983
$21.4 Million Lease Financing - SBI Samba	19,322	19,203
CMBFL Lease Financing	104,963	104,963
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	40,383	40,035
AVIC Lease Financing	104,330	103,184
$67.3 Million Lease Financing	61,197	60,719
Total	$650,795	$672,775
(1)Debt outstanding as of October 26, 2020 to be repaid as per the summary of vessel sales table above. As of October 26, 2020, the debt related to the SBI Rock, SBI Samson, SBI Phoenix and SBI Conga has been repaid.
(2)Drew down $67.1 million of credit available under the revolving line of credit during October 2020.
The Company’s projected quarterly debt repayments on its bank loans and lease financing arrangements through 2021 are as follows (dollars in thousands):

	Principal on Bank Loans	Principal on Lease Financing Arrangements	Total
Q4 2020 (1)(2)	$51,880	$6,593	$58,473
Q1 2021	1,305	6,782	8,087
Q2 2021	1,305	6,817	8,122
Q3 2021	749	9,716	10,465
Q4 2021	6,027	9,736	15,763
Total	$61,266	$39,644	$100,910
(1)Relates to payments expected to be made from October 27, 2020 to December 31, 2020.
(2)Includes the repayment of approximately $50.5 million of the $184.0 Million Credit Facility and $90.0 Million Credit Facility as per the above summary of vessel sales table above (i.e. whose related debt has not been repaid as of October 26,2020).

IMO 2020
As of October 26, 2020, the Company has completed the installation of scrubbers on 17 Ultramax vessels and 10 Kamsarmax vessels and expects installation to be completed on another Ultramax vessel in November 2020. In April 2020, the Company reached an agreement with its counterparties to postpone the installment of scrubbers on thirteen vessels until at least 2021 at no additional cost to the Company.

Financial Results for the Three Months Ended September 30, 2020 Compared to the Three Months Ended September 30, 2019
For the third quarter of 2020, the Company’s GAAP net loss was $36.6 million, or $3.12 per diluted share, compared to a GAAP net loss of $1.9 million, or $0.28 per diluted share, for the same period in 2019. Results for the third quarter of 2020 include: a non-cash loss of approximately $3.7 million and cash dividend income of $0.2 million, or $0.30 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., and charges of approximately $19.6 million, or $1.67 per diluted share, related to write-downs of the SBI Rock upon its classification as held for sale and the SBI Sousta, which the Company agreed to sell. Results for the third quarter of 2019 include a non-cash gain of approximately $1.0 million and cash dividend income of $0.5 million, or $0.23 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., a partial reversal of the write-downs of the SBI Puma and SBI Cougar of approximately $0.2 million, or $0.03 per diluted share, and the write-off of deferred financing costs of approximately $0.5 million, or $0.10 per diluted share.
EBITDA for the third quarters of 2020 and 2019 were a loss of $13.9 million and a gain of $26.3 million, respectively (see Non-GAAP Financial Measures below).
For the third quarter of 2020, the Company’s adjusted net loss was $17.0 million, or $1.45 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $19.6 million. Adjusted EBITDA for the third quarter of 2020 was $5.7 million (see Non-GAAP Financial Measures below).
For the third quarter of 2019, the Company’s adjusted net loss was $2.1 million, or $0.31 adjusted per diluted share, which excludes the partial reversal of the write-downs of the SBI Puma and SBI Cougar of approximately $0.2 million. Adjusted EBITDA for the third quarter of 2019 was $26.1 million (see Non-GAAP Financial Measures below).
The Company’s vessel revenues for the third quarter of 2020 were $46.7 million, compared to $63.2 million in the third quarter of 2019. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for the third quarter of 2020 was $45.0 million, a decrease of $17.7 million from the prior year period.
Total operating expenses for the third quarter of 2020 were $72.5 million, including the charge related to the classification of the SBI Rock as held for sale and the agreement to sell the SBI Sousta of approximately $19.6 million, compared to total operating expenses of $54.5 million in the third quarter of 2019, which also included a partial reversal of the write-downs of the SBI Puma and SBI Cougar of approximately $0.2 million.
Ultramax Operations

	Three Months Ended September 30,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$27,701	$41,257	$(13,556)	(33)
Voyage expenses	1,420	240	1,180	492
TCE Revenue	$26,281	$41,017	$(14,736)	(36)
Operating expenses:
Vessel operating costs	16,508	16,798	(290)	(2)
Charterhire expense	520	936	(416)	(44)
Vessel depreciation	9,369	9,000	369	4
General and administrative expense	937	1,070	(133)	(12)
Loss / write-down on assets held for sale	—	(194)	194	NA
Total operating expenses	$27,334	$27,610	$(276)	(1)
Operating (loss) income	$(1,053)	$13,407	$(14,460)	(108)
Vessel revenue for the Company’s Ultramax Operations decreased to $27.7 million for the third quarter of 2020 from $41.3 million in the prior year period.

TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $26.3 million for the third quarter of 2020 compared to $41.0 million for the prior year period. The Company’s Ultramax fleet consisted of a day-weighted average of 33 vessels owned or finance leased and one vessel time chartered-in during the third quarter of 2020 and 37 vessels owned or finance leased and one vessel time chartered-in during the third quarter of 2019. TCE revenue per day was $8,930 and $11,824 for the third quarters of 2020 and 2019, respectively.

	Three Months Ended September 30,
Ultramax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$26,281	$41,017	$(14,736)	(36)
TCE Revenue / Day	$8,930	$11,824	$(2,894)	(24)
Revenue Days	2,943	3,469	(526)	(15)
The Company’s Ultramax Operations vessel operating costs were $16.5 million for the third quarter of 2020, including approximately $0.9 million of takeover costs and contingency expenses, compared with vessel operating costs of $16.8 million in the prior year period, relating to the 33 and 37 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to the reduction in fleet size. Daily operating costs excluding takeover costs and contingency expenses for the third quarter of 2020 increased to $5,150 from $4,796 in the prior year period due primarily to an increase in crew related costs resulting from the outbreak of COVID-19. COVID-19 related restrictions were relaxed in some countries and the Company was able to move crews, albeit at a higher cost. In addition, crews were and still are often required to self-isolate in hotels prior to joining or upon completion of their shift, requiring additional accommodation and medical test expenses.
Charterhire expense for the Company’s Ultramax Operations was approximately $0.5 million and $0.9 million for the third quarters of 2020 and 2019, respectively, and relates to the vessel that the Company time chartered-in until August 2020 when the vessel was redelivered to its owner.
Ultramax Operations depreciation increased from $9.0 million to $9.4 million in the third quarters of 2019 and 2020 respectively, despite the decrease in owned vessels as vessels were drydocked and/or had scrubbers installed.
General and administrative expense for the Company’s Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was approximately $0.9 million for the third quarter of 2020 and $1.1 million in the prior year period.
During the third quarter of 2019, a partial reversal of the write-downs of the SBI Puma and SBI Cougar of approximately $0.2 million was recorded.

Kamsarmax Operations

	Three Months Ended September 30,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$18,989	$21,970	$(2,981)	(14)
Voyage expenses	277	261	16	6
TCE Revenue	$18,712	$21,709	$(2,997)	(14)
Operating expenses:
Vessel operating costs	7,979	8,398	(419)	(5)
Charterhire expense	5,854	6,552	(698)	(11)
Vessel depreciation	4,721	4,533	188	4
General and administrative expense	457	482	(25)	(5)
Loss / write-down on assets held for sale	19,598	—	19,598	NA
Total operating expenses	$38,609	$19,965	$18,644	93
Operating loss	$(19,897)	$1,744	$(21,641)	1,241
Vessel revenue for the Company’s Kamsarmax Operations decreased to $19.0 million in the third quarter of 2020 from $22.0 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $18.7 million for the third quarter of 2020 associated with a day-weighted average of 16 vessels owned or finance leased and five vessels time chartered-in, compared to $21.7 million for the prior year period associated with a day-weighted average of 17 vessels owned or finance leased and four vessels time chartered-in. TCE revenue per day was $10,142 and $13,149 for the third quarters of 2020 and 2019, respectively.

	Three Months Ended September 30,
Kamsarmax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$18,712	$21,709	$(2,997)	(14)
TCE Revenue / Day	$10,142	$13,149	$(3,007)	(23)
Revenue Days	1,845	1,651	194	12
Kamsarmax Operations vessel operating costs were $8.0 million for the third quarter of 2020, including approximately $0.6 million of takeover costs and contingency expenses, compared with vessel operating costs of $8.4 million in the prior year period, relating to 16 and 17 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to the reduction in fleet size. Daily operating costs excluding takeover costs and contingency expenses for the third quarter of 2020 increased to $5,043 from $4,968 in the prior year period due primarily to an increase in crew related costs resulting from the outbreak of COVID-19. COVID-19 related restrictions were relaxed in some countries and the Company was able to move crews, albeit at a higher cost. In addition, crews were and still are often required to self-isolate in hotels prior to joining or upon completion of their shift, requiring additional accommodation and medical test expenses.
Kamsarmax Operations charterhire expense was $5.9 million in the third quarter of 2020, compared to $6.6 million in the prior year period. Five vessels were time chartered-in during both periods, however four of them are chartered-in at index linked rates, which were lower in the third quarter of 2020 than in the third quarter of 2019.
Kamsarmax Operations depreciation was $4.7 million and $4.5 million in the third quarters of 2020 and 2019, respectively, despite the decrease in the number of vessels owned or finance leased on average to 16 in the third quarter of 2020 from 17 in the third quarter of 2019 as vessels were drydocked and/or had scrubbers installed during 2020.
General and administrative expense for the Company’s Kamsarmax Operations was $0.5 million for both the third quarters of 2020 and 2019. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.

During the third quarter of 2020, the Company recorded a write down on assets held for sale of $19.6 million related to the classification of the SBI Rock as held for sale and the agreement to sell the SBI Sousta.
Corporate
Certain general and administrative expenses that the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $4.9 million and $6.4 million in the third quarters of 2020 and 2019, respectively. The decrease from the prior year is due primarily to a reduction in compensation costs.
The Company recorded a non-cash loss of approximately $3.7 million for the third quarter of 2020 and received cash dividend income of $0.2 million from its equity investment in Scorpio Tankers Inc. During the third quarter of 2019, the Company recorded a non-cash gain of approximately $1.0 million as well as cash dividend income of $0.5 million also related to its equity investment in Scorpio Tankers Inc.
Financial expenses, net of interest income decreased to $7.2 million in the third quarter of 2020 from $12.3 million in the prior year period due to lower LIBOR rates.
Financial Results for the Nine Months Ended September 30, 2020 Compared to the Nine Months Ended September 30, 2019

For the first nine months of 2020, the Company’s GAAP net loss was $206.4 million, or $23.34 per diluted share, including a loss of approximately $106.7 million and cash dividend income of $0.9 million, or $12.31 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., a write-down of assets of approximately $36.6 million, or $4.14 per diluted share, related to the classification of four vessels (SBI Taurus, SBI Bolero, SBI Jaguar and SBI Rock) as held for sale and the agreement to sell the SBI Sousta and a write-off of approximately $0.4 million, or $0.04 per diluted share, of deferred financing costs on the credit facilities related to three vessels that were sold in the first nine months of 2020 (SBI Taurus, SBI Bolero and SBI Jaguar). For the first nine months of 2019, the Company’s GAAP net income was $29.6 million, or $4.25 per diluted share. These results include a non-cash gain of approximately $68.6 million and cash dividend income of $1.6 million, or $10.09 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., a write-down of assets either sold or held for sale and write-off of related deferred financing costs totaling approximately $12.5 million, or $1.79 per diluted share, and the write-off of deferred financing costs of approximately $3.2 million, or $0.45 per diluted share.
EBITDA for the first nine months of 2020 and 2019 were a loss of $134.6 million and a gain of $116.8 million, respectively (see Non-GAAP Financial Measures below).
For the first nine months of 2020, the Company’s adjusted net loss was $169.4 million, or $19.16 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $36.6 million and the write-off of deferred financing costs on credit facilities related to the three vessels sold of approximately $0.4 million. Adjusted EBITDA for the first nine months of 2020 was a loss of $97.9 million (see Non-GAAP Financial Measures below).
For the first nine months of 2019, the Company’s adjusted net income was $42.1 million, or $6.04 adjusted per diluted share, which excludes the impact of the write-down of assets either sold or held for sale of approximately $12.0 million and the write-off of related deferred financing costs of approximately $0.4 million. Adjusted EBITDA for the first nine months of 2019 was $128.9 million (see Non-GAAP Financial Measures below).
The Company’s vessel revenues for the first nine months of 2020 were $113.7 million compared to $164.3 million in the first nine months of 2019. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for the first nine months of 2020 was $109.2 million, a decrease of $54.3 million from the prior year period.

Total operating expenses for the first nine months of 2020 were $186.8 million, including the write-down of vessels of approximately $36.6 million, compared to $165.2 million in the first nine months of 2019, which included a charge related to the classification of vessels as sold or held for sale of approximately $12.0 million.
Ultramax Operations

	Nine Months Ended September 30,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$66,744	$103,234	$(36,490)	(35)
Voyage expenses	2,787	438	2,349	536
TCE Revenue	$63,957	$102,796	$(38,839)	(38)
Operating expenses:
Vessel operating costs	47,813	50,962	(3,149)	(6)
Charterhire expense	2,487	2,731	(244)	(9)
Vessel depreciation	25,499	27,108	(1,609)	(6)
General and administrative expense	2,993	3,131	(138)	(4)
Loss / write-down on assets held for sale	7,615	4,688	2,927	62
Total operating expenses	$86,407	$88,620	$(2,213)	(2)
Operating (loss) income	$(22,450)	$14,176	$(36,626)	(258)
Vessel revenue for the Company’s Ultramax Operations decreased to $66.7 million for the first nine months of 2020 from $103.2 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $64.0 million for the first nine months of 2020 compared to $102.8 million for the prior year period. The Company’s Ultramax fleet consisted of a day-weighted average of 34 vessels owned or finance leased and one vessel time chartered-in during the first nine months of 2020 and 37 vessels owned or finance leased and one vessel time chartered-in during the first nine months of 2019. TCE revenue per day was $7,604 and $10,010 for the first nine months of 2020 and 2019, respectively.

	Nine Months Ended September 30,
Ultramax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$63,957	$102,796	$(38,839)	(38)
TCE Revenue / Day	$7,604	$10,010	$(2,406)	(24)
Revenue Days	8,411	10,269	(1,858)	(18)
The Company’s Ultramax Operations vessel operating costs were $47.8 million for the first nine months of 2020, including approximately $2.6 million of takeover costs and contingency expenses, compared with vessel operating costs of $51.0 million in the prior year period, relating to the 34 and 37 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to primarily to the reduction in fleet size and the outbreak of the COVID-19, which for most of the year reduced crew travel and the purchase of stores and spares and the performance of repairs. Daily operating costs excluding takeover costs and contingency expenses for the first nine months of 2020 remained flat at $4,888 compared to $4,873 in the prior year period.
Charterhire expense for the Company’s Ultramax Operations was approximately $2.4 million and $2.7 million for the first nine months of 2020 and 2019, respectively, and relates to the vessel that the Company time chartered-in until August 2020 when the vessel was redelivered to its owner.
Ultramax Operations depreciation decreased from $27.1 million to $25.5 million due to the decrease in fleet size and the classification of vessels as held for sale (upon which depreciation ceases).
General and administrative expense for the Company’s Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was approximately $3.0 million for the first nine months of 2020 and $3.1 million in the prior year period.

During the first nine months of 2020, the Company recorded a write-down on assets held for sale of $7.6 million related to the classification of two Ultramax vessels, the SBI Jaguar and SBI Taurus, as held for sale. The sales were completed in April 2020. During the first nine months of 2019, the Company recorded a write-down on assets held for sale related to the classification of the SBI Cougar and SBI Puma as held for sale. The sale of the vessels was completed in October 2019.
Kamsarmax Operations

	Nine Months Ended September 30,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$46,935	$61,081	$(14,146)	(23)
Voyage expenses	1,730	408	1,322	324
TCE Revenue	$45,205	$60,673	$(15,468)	(25)
Operating expenses:
Vessel operating costs	23,609	25,730	(2,121)	(8)
Charterhire expense	13,061	8,039	5,022	62
Vessel depreciation	13,614	13,695	(81)	(1)
General and administrative expense	1,468	1,594	(126)	(8)
Loss / write-down on assets held for sale	28,992	7,353	21,639	294
Total operating expenses	$80,744	$56,411	$24,333	43
Operating loss	$(35,539)	$4,262	$(39,801)	934
Vessel revenue for the Company’s Kamsarmax Operations decreased to $46.9 million in the first nine months of 2020 from $61.1 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $45.2 million for the first nine months of 2020 associated with a day-weighted average of 17 vessels owned or finance leased and five vessels time chartered-in, compared to $60.7 million for the prior year period associated with a day-weighted average of 19 vessels owned or finance leased. TCE revenue per day was $8,640 and $11,672 for the first nine months of 2020 and 2019, respectively.

	Nine Months Ended September 30,
Kamsarmax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$45,205	$60,673	$(15,468)	(25)
TCE Revenue / Day	$8,640	$11,672	$(3,032)	(26)
Revenue Days	5,232	5,198	34	1
Kamsarmax Operations vessel operating costs were $23.6 million for the first nine months of 2020, including approximately $1.3 million of takeover costs and contingency expenses, compared with vessel operating costs of $25.7 million in the prior year period, relating to 17 and 19 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due primarily to the reduction in fleet size and the outbreak of COVID-19, which for most of the year reduced crew travel and the purchase of stores and spares and the performance of repairs. Daily operating costs excluding takeover costs and contingency expenses for the first nine months of 2020 decreased to $4,929 from $4,990 in the prior year period.
Kamsarmax Operations charterhire expense was $13.0 million in the first nine months of 2020, relating to five vessels the Company began time chartering-in during 2019. The year over year increase reflects the full year impact of the cost in 2020.
Kamsarmax Operations depreciation was $13.6 million and $13.7 million in the first nine months of 2020 and 2019, respectively. While the fleet size decreased, vessels were drydocked or had scrubbers installed both of which added to the costs being depreciated.

General and administrative expense for the Company’s Kamsarmax Operations was $1.5 million for the first nine months of 2020 and $1.6 million in the first nine months of 2019. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the first nine months of 2020, the Company recorded a write down on assets held for sale of $29.0 million related to the classification of two vessels (SBI Bolero and SBI Rock) as held for sale and the agreement to sell the SBI Sousta at September 30, 2020. In the first nine months of 2019, $7.4 million was written down related to assets either sold or held for sale.
Corporate
Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $15.1 million and $19.3 million in the first nine months of 2020 and 2019, respectively. The decrease from the prior year is due primarily to a reduction in compensation costs.
The Company recorded a loss of approximately $106.7 million for the first nine months of 2020 and received cash dividend income of $0.9 million from its equity investment in Scorpio Tankers Inc. During the first nine months of 2019, the Company recorded a non-cash gain of approximately $68.6 million as well as cash dividend income of $1.6 million also related to its equity investment in Scorpio Tankers Inc.
Financial expenses, net of interest income decreased to $27.2 million in the first nine months of 2020 from $39.8 million in the prior year period due to lower LIBOR rates and the redemption of the Company’s 7.50% Senior Unsecured Notes in August of 2019.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenue:
Vessel revenue	$46,690	$63,227	$113,679	$164,315
Operating expenses:
Voyage expenses	1,697	501	4,517	846
Vessel operating costs	24,487	25,196	71,422	76,692
Charterhire expense	6,374	7,488	15,548	10,770
Vessel depreciation	14,090	13,533	39,113	40,803
General and administrative expenses	6,285	7,941	19,589	24,001
Loss / write-down on assets sold or held for sale	19,598	(194)	36,607	12,041
Total operating expenses	72,531	54,465	186,796	165,153
Operating loss (income)	(25,841)	8,762	(73,117)	(838)
Other income (expense):
Interest income	18	553	190	1,227
(Loss) income from equity investments	(3,534)	1,582	(105,858)	70,227
Foreign exchange (loss) income	(113)	18	(243)	(33)
Financial expense, net	(7,155)	(12,843)	(27,352)	(41,013)
Total other (expense) income	(10,784)	(10,690)	(133,263)	30,408
Net loss	$(36,625)	$(1,928)	$(206,380)	$29,570

(Loss) earnings per share:
Basic	$(3.12)	$(0.28)	$(23.34)	$4.36
Diluted	$(3.12)	$(0.28)	$(23.34)	$4.25

Basic weighted average number of common shares outstanding	11,724	6,846	8,843	6,789
Diluted weighted average number of common shares outstanding	11,724	6,846	8,843	6,961

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	September 30, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$40,220	$42,530
Accounts receivable	21,142	13,209
Prepaid expenses and other current assets	7,147	9,547
Total current assets	68,509	65,286
Non-current assets
Vessels, net	1,277,383	1,271,993
Assets held for sale	17,500	77,536
Equity investments	23,857	173,298
Deferred financing costs, net	2,410	2,982
Other assets	39,056	74,464
Total non-current assets	1,360,206	1,600,273
Total assets	$1,428,715	$1,665,559

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$4,809	$44,956
Capital lease obligations	35,940	29,159
Accounts payable and accrued expenses	32,805	49,718
Total current liabilities	73,554	123,833
Non-current liabilities
Bank loans, net	244,545	332,613
Capital lease obligations	356,693	321,646
Other liabilities	135	12,500
Total non-current liabilities	601,373	666,759
Total liabilities	674,927	790,592
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 31,875,000 and 21,250,000 shares as of September 30, 2020 and December 31, 2019; outstanding 12,386,880 shares as of September 30, 2020 and 7,248,180 as of December 31, 2019	858	809
Paid-in capital	1,802,296	1,717,144
Common shares held in treasury, at cost; 856,785 shares at September 30, 2020 and December 31, 2019	(56,720)	(56,720)
Accumulated deficit	(992,646)	(786,266)
Total shareholders’ equity	753,788	874,967
Total liabilities and shareholders’ equity	$1,428,715	$1,665,559

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Nine Months Ended September 30,
	2020	2019
Operating activities
Net (loss) income	$(206,380)	$29,570
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Restricted share amortization	5,552	6,674
Vessel depreciation	39,113	40,803
Amortization of deferred financing costs	2,880	5,941
Write-off of deferred financing costs	366	446
Loss / write-down on assets held for sale	33,894	10,385
Net unrealized losses (gains) on investments	106,730	(68,606)
Dividend income on equity investment	(872)	(1,623)
Drydocking expenditure	(16,606)	(2,265)
Changes in operating assets and liabilities:
Increase in accounts receivable	(7,933)	(1,199)
Decrease (increase) in prepaid expenses and other assets	23,421	(4,241)
(Decrease) increase in accounts payable and accrued expenses	(27,817)	6,795
Net cash (used in) provided by operating activities	(47,652)	22,680
Investing activities
Equity investment	—	(1,500)
Sale of equity investment	42,711	—
Dividend income on equity investment	872	1,623
Proceeds from sale of assets held for sale	52,518	47,302
Scrubber payments	(42,495)	(16,678)
Net cash used in investing activities	53,606	30,747
Financing activities
Proceeds from issuance of common stock	82,254	—
Proceeds from issuance of long-term debt	132,708	300,070
Repayments of long-term debt	(220,620)	(332,052)
Dividends paid	(2,606)	(4,298)
Debt issue costs paid	—	(4,508)
Net cash provided by (used in) financing activities	(8,264)	(40,788)
(Decrease) increase in cash and cash equivalents	(2,310)	12,639
Cash and cash equivalents, beginning of period	42,530	67,495
Cash and cash equivalents, end of period	$40,220	$80,134

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$46,690	$63,227	$113,679	$164,315
Voyage expenses	(1,697)	(501)	(4,517)	(846)
Time charter equivalent revenue	$44,993	$62,726	$109,162	$163,469
Time charter equivalent revenue attributable to:
Kamsarmax	$18,712	$21,709	$45,205	$60,673
Ultramax	26,281	41,017	63,957	102,796
	$44,993	$62,726	$109,162	$163,469
Revenue days:
Kamsarmax	1,845	1,651	5,232	5,198
Ultramax	2,943	3,469	8,411	10,269
Combined	4,788	5,120	13,643	15,467
TCE per revenue day (1):
Kamsarmax	$10,142	$13,149	$8,640	$11,672
Ultramax	$8,930	$11,824	$7,604	$10,010
Combined	$9,397	$12,251	$8,001	$10,569
(1)The Company defines Time Charter Equivalent (TCE) revenue as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of the Company’s available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.
The Company reports TCE revenue, a non-GAAP financial measure, because (i) the Company believes it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S. GAAP measures, (ii) it assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) the Company believes that it presents useful information to investors. See Non-GAAP Financial Measures below.

Fleet List as of October 26, 2020

Vessel Name	Year Built	DWT	Vessel Type	Scrubber Installed ?
SBI Samba	2015	84,000	Kamsarmax	Yes
SBI Rumba	2015	84,000	Kamsarmax	Yes
SBI Capoeira	2015	82,000	Kamsarmax	No
SBI Carioca	2015	82,000	Kamsarmax	Yes
SBI Conga	2015	82,000	Kamsarmax	No
SBI Sousta	2016	82,000	Kamsarmax	No
SBI Lambada	2016	82,000	Kamsarmax	No
SBI Reggae	2016	82,000	Kamsarmax	No
SBI Zumba	2016	82,000	Kamsarmax	Yes
SBI Macarena	2016	82,000	Kamsarmax	Yes
SBI Parapara	2017	82,000	Kamsarmax	Yes
SBI Mazurka	2017	82,000	Kamsarmax	Yes
SBI Swing	2017	82,000	Kamsarmax	Yes
SBI Jive	2017	82,000	Kamsarmax	Yes
SBI Lynx	2018	82,000	Kamsarmax	Yes
Total Kamsarmax		1,234,000

SBI Antares	2015	61,000	Ultramax	Yes
SBI Athena	2015	64,000	Ultramax	Yes
SBI Bravo	2015	61,000	Ultramax	Yes
SBI Leo	2015	61,000	Ultramax	Yes
SBI Echo	2015	61,000	Ultramax	Yes
SBI Lyra	2015	61,000	Ultramax	Yes
SBI Tango	2015	61,000	Ultramax	No
SBI Maia	2015	61,000	Ultramax	Yes
SBI Hydra	2015	61,000	Ultramax	Yes
SBI Subaru	2015	61,000	Ultramax	Yes
SBI Pegasus	2015	64,000	Ultramax	No
SBI Ursa	2015	61,000	Ultramax	No
SBI Thalia	2015	64,000	Ultramax	No
SBI Cronos	2015	61,000	Ultramax	No
SBI Orion	2015	64,000	Ultramax	No
SBI Achilles	2016	61,000	Ultramax	No
SBI Hercules	2016	64,000	Ultramax	No
SBI Perseus	2016	64,000	Ultramax	No
SBI Hermes	2016	61,000	Ultramax	No
SBI Zeus	2016	60,200	Ultramax	No
SBI Hera	2016	60,200	Ultramax	No
SBI Hyperion	2016	61,000	Ultramax	No
SBI Tethys	2016	61,000	Ultramax	Yes
SBI Phoebe	2016	64,000	Ultramax	Yes
SBI Poseidon	2016	60,200	Ultramax	Yes
SBI Apollo	2016	60,200	Ultramax	Yes
SBI Phoenix	2017	64,000	Ultramax	No
SBI Gemini	2015	64,000	Ultramax	Yes
SBI Libra	2017	64,000	Ultramax	Yes
SBI Aries	2015	64,000	Ultramax	Yes
SBI Pisces	2016	64,000	Ultramax	No
SBI Virgo	2017	64,000	Ultramax	Yes
Total Ultramax		1,987,800
Total Owned or Finance Leased Vessels DWT		3,221,800

Time chartered-in vessels
The Company currently time charters-in five Kamsarmax vessels. The terms of the contracts are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Kamsarmax	2019	81,100	China	Variable	10-Mar-21	(1)
Kamsarmax	2019	81,100	China	Variable	7-Apr-21	(2)
Kamsarmax	2018	82,000	China	$12,500	25-June-21	(3)
Kamsarmax	2018	81,100	China	Variable	13-Jul-21	(4)
Kamsarmax	2015	81,100	China	Variable	22-Jul-21	(5)
Total TC DWT		406,400
(1)This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the Baltic Exchange’s 74,000 DWT Panamax Index, or the BPI. The vessel was delivered to the Company in March 2019.
(2)This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in May 2019.
(3)This vessel has been time chartered-in for 24 months at $12,000 per day for the first 12 months and at $12,500 per day for the second 12 months. The Company has the option to extend this time charter for 12 months at $13,000 per day and an additional 12 months at $14,500 per day. The vessel was delivered to the Company in July 2019.
(4)This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in July 2019.
(5)This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in August 2019.

Conference Call on Results:
A conference call to discuss the Company’s results will be held at 9:00 AM Eastern Daylight Time / 2:00 PM Central European Time on October 27, 2020. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 7883425. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/6prhigw4

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities, and is investing in the next generation of wind turbine installation vessels. The Company has recently sold two vessels and has contracted to sell six additional vessels, which are expected to close in the fourth quarter of 2020. Upon the completion of the announced vessel sales, Scorpio Bulkers Inc. will have an operating fleet of 46 vessels consisting of 41 wholly-owned or finance leased drybulk vessels (including 13 Kamsarmax vessels and 28 Ultramax vessels), and five time chartered-in Kamsarmax vessels. In addition to its dry bulk fleet, the Company has signed a letter of intent to enter into a shipbuilding contract with Daewoo Shipbuilding and Marine Engineering Inc. to build a wind turbine installation vessel to be delivered in 2023, with options to build three further similar vessels. The Company’s owned and finance leased fleet will have a total carrying capacity of approximately 2.8 million dwt and all of the Company’s owned and finance leased vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income (loss) and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP financial measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net income (loss) and related per share amounts, and adjusted EBITDA. Please see “Other Operating Data” for a reconciliation of TCE revenue.
EBITDA (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands	2020	2019	2020	2019
Net (loss) income	$(36,625)	(1,928)	$(206,380)	$29,570
Add Back:
Net interest expense	6,279	10,779	23,915	33,399
Depreciation and amortization (1)	16,482	17,421	47,912	53,864
EBITDA	$(13,864)	26,272	$(134,553)	$116,833
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net (loss) income (unaudited)

	Three Months Ended September 30,		Three Months Ended September 30,
In thousands, except per share data	2020		2019
	Amount	Per share	Amount	Per share
Net loss	$(36,625)	$(3.12)	$(1,928)	$(0.28)
Adjustments:
Loss / write-down on assets	19,598	1.67	(194)	(0.03)
Total adjustments	$19,598	$1.67	$(194)	$(0.03)
Adjusted net loss	$(17,027)	$(1.45)	$(2,122)	$(0.31)

	Nine Months Ended September 30,		Nine Months Ended September 30,
In thousands, except per share data	2020		2019
	Amount	Per share	Amount	Per share
Net (loss) income	$(206,380)	$(23.34)	$29,570	$4.25
Adjustments:
Loss / write-down on assets	36,607	4.14	12,041	1.73
Write-off of deferred financing cost	366	0.04	446	0.06
Total adjustments	$36,973	$4.18	$12,487	$1.79
Adjusted net (loss) income	$(169,407)	$(19.16)	$42,057	$6.04

Adjusted EBITDA (unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
In thousands	2020	2019	2020	2019
Net (loss) income	$(36,625)	(1,928)	$(206,380)	$29,570
Impact of adjustments	19,598	(194)	36,973	12,487
Adjusted net (loss) income	(17,027)	(2,122)	(169,407)	42,057
Add Back:
Net interest expense	6,279	10,779	23,915	33,399
Depreciation and amortization (1)	16,482	17,421	47,546	53,417
Adjusted EBITDA	$5,734	$26,078	$(97,946)	$128,873
        (1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)